UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 19, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

19 December 2012

News Release

UBS Board of Directors authorizes settlements of LIBOR-related claims with US and UK authorities; Swiss regulator to issue order

•	UBS agrees to pay approximately CHF 1.4 billion[1] in fines and disgorgement to US, UK and Swiss authorities to resolve LIBOR-related investigations.

•

As part of a proposed agreement with the US Department of Justice (DoJ), UBS Securities Japan Co. Ltd. (UBSSJ) has agreed to enter a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR.

•

UBS is making progress in risk-weighted assets (RWA) reduction in the fourth quarter and expects its fully applied Basel III common equity tier 1 ratio to be roughly in line with the third quarter’s level of 9.3%[2], and net new money in UBS’s wealth management businesses is expected to be positive.

•	UBS believes its fourth quarter net profit attributable to shareholders will show a loss, primarily as a result of provisions for litigation and regulatory matters.

Zurich / New York / London / Tokyo, 19 December 2012 – UBS AG announced today that its Board of Directors has authorized settlements with the US Department of Justice (DoJ) and Commodity Futures Trading Commission (CFTC) in connection with their investigations of benchmark interest rates. The proposed settlement with the CFTC is subject to the Commission’s approval. UBS has reached a settlement with the UK Financial Services Authority (FSA) concerning its investigation. The Swiss Financial Market Supervisory Authority (FINMA) will also issue an order concluding its formal proceedings with respect to UBS.

UBS agrees to pay a total of approximately CHF 1.4 billion in fines and disgorgement. UBS will pay GBP 160 million in fines to the FSA and CHF 59 million as disgorgement of estimated profits to FINMA. The Board has authorized a payment of fines totaling USD 1.2 billion to the DoJ and CFTC, and expects those authorities to make further announcements later today. These monies would be paid according to specified payment schedules.

[1]	Based on currency rates as of 6pm Zürich time on 18 December 2012.
[2]

The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

The conduct described in the settlements includes the following:

- Certain UBS personnel engaged in efforts to manipulate submissions for certain benchmark rates to benefit trading positions;

- Certain employees at the bank colluded with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and

- Certain personnel gave inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis.

The conduct encompassed by the settlements includes Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, Euribor and Euroyen TIBOR, although the nature and extent of the conduct in question varied significantly from one currency to another.

The Board of UBS Securities Japan Co. Ltd., (UBSSJ) has authorized UBSSJ to enter a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The Board of UBS AG has authorized the firm to enter into a Non-Prosecution Agreement (NPA) with DoJ relating to UBS AG and all of its subsidiaries and affiliates, except for UBSSJ.

Today’s resolutions stem from industry-wide investigations into the setting of certain benchmark rates across a range of currencies. These investigations have focused on whether there were improper attempts by banks, either acting on their own or with others, to manipulate LIBOR and other benchmark rates at certain times.

UBS has fully cooperated with the authorities in their investigations and significantly enhanced its control framework for its submissions process for LIBOR and other benchmark interest rates. The investigations by other governmental authorities and private litigation referred to in our third quarter 2012 report remain ongoing notwithstanding today’s announcements.

UBS CEO Sergio Ermotti said: “During the course of these investigations, we discovered behavior of certain employees that is unacceptable. Their misconduct does not reflect the values of UBS nor the high ethical standards to which we hold every employee. We have cooperated fully with the authorities and taken decisive and appropriate actions to correct the issues and to strengthen our control processes and procedures. We deeply regret this inappropriate and unethical behavior. No amount of profit is more important than the reputation of this firm, and we are committed to doing business with integrity.”

UBS Chairman Axel Weber said: “The Board and I have zero tolerance for inappropriate and unethical behavior of any of our staff. We appreciate that the authorities have recognized UBS for the thoroughness of our investigation and our exceptional cooperation. We are pleased that the authorities gave us credit for the important and positive changes we have already made. Our credibility with clients, investors and employees is critical and therefore we have to continue to strengthen the firm’s operations, culture and awareness of risk.”

Despite the expected payments announced today, UBS remains one of the best capitalized banks in the world.

Based on business activity through the date of this announcement, UBS believes its fourth quarter net profit attributable to shareholders will show a loss in the approximate range of CHF 2.0 to 2.5 billion, primarily as a result of: total provisions for litigation and regulatory matters, (including the LIBOR settlements, claims related to sales of residential mortgage backed-securities (RMBS) and other matters), of approximately CHF 2.1 billion; restructuring charges of approximately CHF 0.5 billion; and an own credit loss on financial liabilities designated at fair value of approximately CHF 0.4 billion. On an adjusted basis, we expect to report a pre-tax profit in the approximate range of CHF 2.5 to 3.0 billion for the year3. Because the quarter has not yet ended, the above estimates are subject to variability due to market movements (including those relating to own credit) and other factors, and in the case of after-tax estimates are subject to tax computations.

We are encouraged by the progress we have seen in the quarter to date on both RWA reduction and balance sheet deleveraging. Net new money is expected to be positive in the quarter as we have seen good flows in our Wealth Management and Wealth Management Americas businesses, while we have seen net outflows in Global Asset Management. Our Basel III phase-in common equity tier 1 ratio is expected to improve to around 14% by quarter-end and our fully applied Basel III common equity tier 1 ratio, inclusive of the effects from early adopting IAS 19R in the fourth quarter, is expected to be roughly in line with the third quarter’s level of 9.3%.

For more information, see: http://www.ubs.com/libor-settlement

UBS AG

Media contact
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains statements that constitute “forward-looking statements”. While these statements represent UBS’s expectation concerning the development of its business and its fourth quarter 2012 results, a number of factors, including market developments, quarter-end adjustments and accounting determinations, could cause actual results to differ materially from UBS’s expectations. In addition, these results could depend on other factors that we have previously indicated could affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise

[3]

Excluding the following items: an own credit loss on financial liabilities designated at fair value of approximately CHF 2.2 billion; a net restructuring charge of approximately CHF 0.6 billion; impairment losses of approximately CHF 3.1 billion on goodwill and other non-financial assets in the Investment Bank; a credit to personnel expenses related to changes to our Swiss pension plan of approximately CHF 0.5 billion; a credit to personnel expenses related to changes to a US retiree medical and life insurance benefit plan of CHF 0.1 billion; a credit to personnel expenses related to the early adoption of IAS 19 (revised) Employee Benefits of approximately CHF 0.3 billion.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: December 19, 2012